CG Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

March 31, 2015

VIA EDGAR TRANSMISSION

Ms. Amy Miller
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C. 20549

Re: CG Funds Trust (f/k/a Capital Guardian Funds Trust) (the “Trust”) File Nos.: 333-191807 and 811-22899

Dear Ms. Miller,

This correspondence is being filed in response to oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) to a representative of U.S. Bancorp Fund Services, LLC on behalf of the Trust regarding the Trust’s preliminary proxy solicitation materials filed by the Trust on March 20, 2015 on Schedule 14A (the “PRE14A”). Accompanying this correspondence is the Trust’s definitive proxy solicitation materials filed with the SEC (the “DEF14A”). The DEF14A reflects revisions made in response to your comments as well as other necessary changes. Unless otherwise indicated, all references to page numbers herein are made with respect to the DEF14A, and capitalized terms used but not otherwise defined herein shall have the same meanings given to them in the DEF14A.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby states the following:

1. The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2. The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein;

3. The Trust acknowledges that the actions of the SEC or the Staff, acting pursuant to delegated authority, in declaring this filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

* * * * * *

The Trust’s responses to your comments are as follows:

1. Staff Comment: Please add reference to the Trust’s former name.

Response: The Trust has made the requested revision.

2. Staff Comment: Include in the proxy an explanation of why the Board elected not to continue under the investment management agreement with CGAM.

Response: The Trust has made the following revision to the first paragraph under the section entitled “Background”:

At a meeting of the Board held on March 19, 2015, the Board, including a majority of Trustees who are not “interested persons,” (the “Independent Trustees”) as that term is defined under the 1940 Act, determined that the adviser/sub-adviser structure did not provide the anticipated benefits to the Fund and that it was not in the best interest of the Fund to continue the investment advisory agreement with CGAM. The Board approved a new investment advisory agreement with WSMC on behalf of the Fund (the “New Investment Advisory Agreement”), subject to shareholder approval.

Additionally, the Trust has made the following revision to the first paragraph under the section entitled “Board Recommendation of Approval”:

In reaching its decision to recommend the approval of the New Investment Advisory Agreement, the Board, including a majority of the Independent Trustees, met in person at a meeting held on March 19, 2015.  The Board concluded that the adviser/sub-adviser structure did not provide the anticipated benefits to the Fund and that it was now in best the interest of the Fund to terminate the Prior Investment Advisory Agreement with CGAM. The Board then discussed the New Investment Advisory Agreement with WSMC.

3. Staff Comment: Where the proxy references the Fund’s inception, please state the inception date.

Response: The Trust has made the requested revision.

4. Staff Comment:  Please clarify whether the fees waived and expenses reimbursed under the operating expense limitation agreement with CGAM will be recoupable under the new operating expense limitation agreement, if so, by whom?

Response: Under the new operating expense limitation agreement, the fees waived and expenses reimburse will be recoupable by CGAM pursuant to the current operating expense limitation agreement. WSMC will not have any ability to recoup fees waived and/or expenses paid by CGAM while it served as adviser to the Fund.  Accordingly, the Trust has made the following revision to the third paragraph under the section entitled “Compensation”:

Under the current Operating Expenses Limitation Agreement with CGAM, CGAM is permitted to be reimbursed, in certain circumstances, for fee reductions and/or expense payments made in the prior three fiscal years.  Any such reimbursement is subject to the Board’s review and approval.  This reimbursement may be requested by CGAM if the aggregate amount actually paid by the Fund toward operating expenses for such fiscal year (taking into account the reimbursement) does not exceed the Expense Caps.  The New Operating Expenses Limitation Agreement with WSMC maintains the same terms, permitting WSMC the ability to be reimbursed for fee reductions and/or expense payments made by WSMC in the prior three fiscal years with Board approval.  ~~Additionally, WSMC may request recoupment for  a~~Any management fees waived or expenses paid by CGAM while it served as adviser to the Fund will be subject to recoupment by CGAM for three years from the time such fee reductions and/or expense payments were made pursuant to the terms of the current Operating Expense Limitation Agreement.  Any such recoupment is contingent upon the subsequent review and approval of the recouped amounts by the Board.

5. Staff Comment: In the “Management Fees Paid to CGAM for the Fiscal Year Ended October 31, 2014” table, consider using a parenthetical to indicate the negative amount shown in the “Net Fees Paid to Adviser” line item. Also, consider adding disclosure to the footnote that this amount is subject to recoupment.

Response: The Trust has made the requested revision.

6. Staff Comment: Consider including a copy of the operating expense limitation agreement as an exhibit to the proxy.

Response: The Trust has added a copy of the form of operating expense limitation as an exhibit to the proxy.

I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765-6620.

Sincerely,

/s/ Alia Vasquez
Alia Vasquez, Esq.
Vice President
U.S. Bancorp Fund Services, LLC,
as Administrator to the Trust

cc: Peter Fetzer, Foley & Lardner LLP